Exhibit 99.2

3 May 2018
Midatech Pharma PLC
(“Midatech” or the “Company”)

Midatech Announces Receipt of NASDAQ Notice

Midatech (AIM: MTPH, NASDAQ: MTP), the international specialty pharmaceutical company focused on developing and commercializing products in oncology and immunotherapy, announced today that it received written notification (the “Notification Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”), dated 1 May 2018, stating that the Company is not in compliance with the minimum bid price requirement set forth in NASDAQ’s rules for continued listing on The NASDAQ Capital Market.  NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company’s American Depositary Shares (the “Depositary Shares”), each representing two ordinary shares of the Company, for the 30 consecutive business days beginning March 19, 2018, the Company no longer meets the minimum bid price requirement.

 The Notification Letter has no immediate effect on the listing of the Depositary Shares, and they will continue to trade on The NASDAQ Capital Market under the symbol “MTP.”

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until October 29, 2018 (the “Compliance Period”), to regain compliance with the minimum bid price requirement.  To regain compliance, the bid price of the Depositary Shares must meet or exceed $1.00 per share for at least ten consecutive business days during the Compliance Period. if the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, the Company may be eligible for an additional grace period of 180 calendar days provided that the Company satisfies NASDAQ’s initial listing standards for listing on The NASDAQ Capital Market, other than the minimum bid price requirement, and provides written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal such determination to a hearing panel.

 The Company intends to monitor the bid price of its Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

The Company’s business operations are not affected by the receipt of the Notification Letter.

The Company’s ordinary shares are listed on the AIM Market of the London Stock Exchange, and the Notification Letter does not affect the Company’s compliance status with such listing.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Nick Robbins-Cherry, CFO
Tel: +44 (0)1235 841 575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Ryan McCarthy
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nicholas Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and NASDAQ: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals and milestones, including those related to the Company’s intentions in response to the Notification Letter, the Company’s continued compliance with the NASDAQ Listing Rules, and the Company’s intentions during the Compliance Period and after.  Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties.  We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.